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                     Powell, Goldstein, Frazer & Murphy, LLP
                      191 Peachtree Street, NE, Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                               September 27, 2004

VIA EDGAR

FOR COMMISSION USE ONLY

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: UNITED INVESTORS INCOME PROPERTIES (THE "PARTNERSHIP") PRELIMINARY
    INFORMATION STATEMENT ON FORM PRE14A (THE "INFORMATION STATEMENT") FILED SEPTEMBER 27, 2004

Dear Sir or Madam:

    The following is an Edgar submission of a preliminary information statement on Form PRE14A with respect to the Partnership, which we have prepared on filed on behalf of the managing general partner of the Partnership.

    We request that the Securities and Exchange Commission direct any correspondence regarding this Information Statement to:

          Martha L. Long, Senior Vice President
          Apartment Investment and Management Company
          55 Beattie Place
          Greenville, South Carolina  29601
          Tel: (864) 239-1000
          Fax: (864) 239-5815

    with a copy to:

          Powell Goldstein Frazer & Murphy LLP
          191 Peachtree St. NE, 16th Floor
          Atlanta, Georgia 30303-1740
          Attn: Todd Wade
          Tel: (404) 572-6694
          Fax: (404) 572-6999.

    Please feel free to contact me with any comments or questions. Thank you.

                                                      Very truly yours,

                                                      /s/ Todd Wade